

September 7, 2012

Via Facsimile
Dayong Sun, Chief Executive Officer
Kama Resources Inc.
Suite 1707-B, 17th Floor, CTS Center
219 Zhong Shan Wu Road
Guangzhou, PR China 510030

> **Re: Kama Resources Inc.**
> **Amendment No. 13 to Registration Statement on Form S-1**
> **Filed August 22, 2012**
> **File No. 333-164206**

Dear Mr. Sun:

We have reviewed your amended filing and your response letter dated August 21, 2012 and have the following comment.

Amendment No. 13 to Registration Statement on Form S-1 Filed August 22, 2012

Financial Statements

Statement of Cash Flows for the Period Ended April 30, 2012 and April 30, 2011 and the Period from October 19, 2009 (Inception) to April 30, 2012 (Unaudited)

1.   We note that net loss for the six-month period ended April 30, 2011 per the statement of cash flows is not consistent with net loss for the same period as reported in the statements of operations. Please revise to reflect the correct amount. Please ensure that all amounts reported on the statement of cash flows appropriately reflect the correct amounts for the periods labeled, including changes in non-cash working capital items and cash at the beginning and end of period.

If you have questions or comments on the financial statements and related matters, please contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406. Please contact the undersigned at (202) 551-3457 with any other questions you may have. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via Facsimile
        Jill Arlene Robbins, P.A.